STATEMENT OF FINANCIAL CONDITION

Colliers Securities LLC
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm
Filed as PUBLIC information pursuant to Rule 17a-5(d) under
the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-21937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Colliers Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

90 South Seventh Street, Suite 4300
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Steichen	612-376-4060	Tom.Steichen@colliers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Steichen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colliers Securities LLC _____, as of 12/31 _____, 2 025 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
General Counsel

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Colliers Securities LLC

Statement of Financial Condition

Year Ended December 31, 2025

Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and the Member of Colliers Securities LLC
Minneapolis, Minnesota

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colliers Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Colliers Securities LLC auditor since 2025.

New York, New York
January 30, 2026

<h1 style="text-align:center">Colliers Securities LLC</h1>

<h2 style="text-align:center">Statement of Financial Condition</h2>

<p style="text-align:center">December 31, 2025</p>

Assets

Cash	$	7,827,540
Receivable from clearing firm (note 2)		6,003,754
Receivables from related parties (note 6)		669,350
Employee notes receivable, net of allowance for credit losses of $47,346 (notes 2 & 5)		1,706,230
Other receivables (note 2)		454,928
Securities owned, pledged, at fair value (notes 3 & 11)		21,671,812
Furniture and equipment, net of $313,037 in accumulated depreciation (note 12)		70,367
Operating lease - right-of-use assets (note 7)		788,939
Prepaid expenses and other assets		1,315,640
Goodwill (note 4)		940,000
Intangible assets, net of $203,366 in accumulated amortization (note 4)		156,634
Total assets	$	41,605,194

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased (notes 3 & 11)	$	13,018,564
Accrued compensation and benefits		4,813,420
Payables to related parties (note 6)		197,998
Lease liabilities (note 7)		788,982
Accounts payable and other liabilities		506,332
Total liabilities		19,325,296
Member's equity		22,279,898
Total liabilities and member's equity	$	41,605,194

Colliers Securities LLC

Notes to Statement of Financial Condition

1. Organization

Colliers Securities LLC ("the Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB").

The Company provides underwriting, financial advisory, and securities brokerage services to individual, institutional, corporate, and governmental clients, predominantly in the Midwest region of the United States.

The Company is owned 100% by Colliers Mortgage Holdings LLC ("Member" or "CMH").

The Company clears all customer and proprietary trades through another broker-dealer, National Financial Services LLC ("the Clearing Firm"), on a fully disclosed basis. The Company operates under the provisions of SEC Rule 15c3-3(k)(2)(ii) and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Additionally, the Company also engages in other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 including: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

Colliers Securities LLC

Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Securities Transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade-date basis and valued at fair value. Fair value is based on quoted market prices, dealer prices, or amounts that approximate quoted prices for securities of comparable quality, maturity, and interest rate.

The Company accounts for commissions and clearing costs related to customer transactions on a trade-date basis.

Revenue Recognition

Principal Transactions – Revenues from principal transactions include trading gains, losses, and changes in the fair value of long and short security positions held. Revenues from principal transactions are recorded on a trade-date basis.

Investment Banking and Underwriting – Investment banking and underwriting revenues, which include underwriting fees, placement fees, management fees, remarketing fees, and advisory fees, are recorded when the performance obligation for the transaction is satisfied under the terms of each engagement. The Company's performance obligation is generally satisfied at a point in time upon the completion of a financing or underwriting arrangement, closing of a strategic transaction, or some other defined outcome. Fees are recognized, when the performance obligation is satisfied and the income is reasonably determinable.

Commissions – Commission revenues include commissions received from customers for the execution of brokerage transactions in fixed income and equity securities, which are recognized at a point in time on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service. Commission revenues also include commissions received from an affiliate from the sale of loan participations in loans originated by the affiliate, which are recognized at a point in time once the affiliate accepts the sale order and closes the loan. Refer to 6. Related Parties footnote.

Adviser Management Fees – Adviser management fees are generally earned based on a percentage of customer assets under management and are recognized over time as the services are provided.

Notes to Statement of Financial Condition

2. **Summary of Significant Accounting Policies (continued)**

Interest and Dividend Income – Interest income primarily consists of interest related to the financing and settlement of securities transactions and positions through the Company's clearing broker. Dividend income is recognized on the ex-dividend date on securities owned by the Company.

Other Income – Other income includes fees received from affiliates for providing administrative and professional services related to loan origination and mortgage banking, and other fee revenue. Fees from affiliates are recognized at a point in time when the transaction closes.

Practical Expedients – The Company has applied the practical expedient under Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers,* ("ASC 606"), that permits for the non-disclosure of the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

Contract Balances – The Company's contract balances primarily consist of receivables related to commission revenue earned from executing brokerage transactions for customers and distribution and servicing fees related to customer holdings in money market and mutual funds. These receivables represent the Company's gross unconditional rights to consideration for services provided to customers and are generally collected through the Company's clearing broker upon settlement or periodic remittance. These receivables are included in receivables from clearing firm which represent a net settlement balance. The Company had approximately $177,000 of such receivables. The Company did not have any material contract assets or contract liabilities as of December 31, 2025.

Receivable from Clearing Firm – The Company's proprietary securities transactions and securities transactions for customers are cleared through a nonaffiliated clearing organization on a fully disclosed basis. Receivables from clearing organization include amounts receivable from unsettled trades, accrued interest receivable, and cash deposits. These receivables generally have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements and therefore, the allowance for credit losses on such receivables is not significant.

Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies (continued)

The Company evaluates expected credit losses in its receivables throughout the year. The Company utilizes the loss-rate method for measuring future credit losses. As a result, the company has recorded expected credit losses of $47,346 included in employee notes receivables on the statement of financial condition as of December 31, 2025. The Company determined no allowance for credit losses is necessary related to the receivable from clearing firm, related parties, or other receivables.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated using straight-line over the estimated useful lives of three to seven years.

Goodwill and Intangible Assets

In accordance with ASC Topic 805, *Business Combinations* ("ASC 805"), the Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value. Determining the fair value of assets and liabilities requires certain estimates.

Indefinite-life intangible assets and goodwill are not amortized but are subject to impairment testing on an annual basis or more often if events or circumstances indicate there may be impairment. An impairment loss is recognized if the carrying value exceeds its fair value.

Identifiable intangible assets are amortized over their estimated useful lives on a straight-line basis and are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Colliers Securities LLC

Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a disregarded entity for tax purposes and is not subject to income taxes as a separate entity. The taxable income or loss of the Company is reportable for tax purposes by CMH. Accordingly, no tax provision is reflected in the Company's financial statements.

The Company applies accounting guidance as codified in Financial Accounting Standards Board ("FASB") ASC Topic 740, *Income Taxes*, regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. Tax positions that could be deemed uncertain are required to be disclosed and reserved for if it is more likely than not that the position would not to be sustained upon examination by a taxing authority.

The Company has determined there are no material uncertain tax positions. Generally, the tax authorities can examine any tax returns filed for the last three years.

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Colliers Securities LLC

Notes to Statement of Financial Condition

3. Fair Value Measurements

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at approximate fair value, because of their short-term nature and based on market interest rates available to the Company at December 31, 2025.

The Company applies fair value measurements in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Notes to Statement of Financial Condition

3. Fair Value Measurements (continued)

The three levels of the fair value hierarchy under ASC 820 are described below:

<u>Basis of Fair Value Measurements</u>
Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require inputs, including the Company's own assumptions, that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 2 financial instruments typically include municipal bonds, corporate bonds, U.S. government agency bonds, or floaters.

Valuation of Level 2 instruments uses observable inputs in pricing the assets. Inputs and methods that are used in determining the fair value of the Company's Level 2 instruments may include the original transaction price, last close price, average bid price, average ask price, yield analyses, and/or benchmarking to similar instruments.

Level 3 financial instruments typically include certain municipal bonds, warrants, collateralized debt, or other instruments for which there is little, if any, market activity for the asset at the measurement date. Valuation of Level 3 instruments requires significant judgment and reflects management's own assumptions about the assumptions that market participants would use in pricing the asset.

Inputs and methods that are used in determining the fair value of the Company's Level 3 instruments may include the original transaction price, yield analyses, Black-Scholes-Merton model, benchmarking to similar instruments, discounts due to market illiquidity, and/or the present value of expected future cash flows.

Notes to Statement of Financial Condition

3. Fair Value Measurements (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal securities	$ -	$ 6,248,034	$ -	$ 6,248,034
Corporate debt securities	-	13,906,474	-	13,906,474
U.S. government and government agency securities	-	1,517,304	-	1,517,304
Total	$ -	$ 21,671,812	$ -	$ 21,671,812
Securities sold, not yet purchased:				
Corporate debt securities	$ -	(4,882,679)	$ -	$ (4,882,679)
U.S. government and government agency securities	-	(8,135,885)	-	(8,135,885)
Total	$ -	$(13,018,564)	$ -	$(13,018,564)

There were no purchases of Level 3 investments during the year ended December 31, 2025. There were no transfers between Levels during the year ended December 31, 2025.

4. Goodwill and Identifiable Intangible Assets

On March 7, 2017, the Company completed the acquisition of Cronin & Co., Inc. ("Cronin"), a privately held broker-dealer focused on municipal bonds and other fixed income securities. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805. In conjunction with the acquisition of Cronin, the Company recorded $210,000 in net identifiable intangible assets, consisting solely of customer relationships, and $940,000 of goodwill. In accordance with ASC 805, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. The Company completed its annual goodwill impairment testing as of December 31, 2025, with no impairment identified.

The Company also completed the acquisition of Larry Strande's book of business at LPL Financial LLC ("Strande Business"). In conjunction with the acquisition of Strande Business, the Company recorded $150,000 in net identifiable intangible assets, consisting solely of customer relationships.

5. **Employee Notes Receivables**

The Company grants loans to employees in conjunction with a program established primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 4 to 8 years from the initial date of the loan on a straight-line basis. Certain loans are repaid with employees' incentive earned. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses using historical loss rate method.

At December 31, 2025, there was $1,753,576 in interest-bearing and non-interest-bearing receivables from officers and employees of the Company, the majority of which are notes made to senior investment executives. As mentioned in Note 2, the Company has recorded expected credit losses of $47,346 against these receivables.

6. **Related Parties**

At December 31, 2025, the Company had non-interest-bearing receivables from affiliates of $669,350 that is included in receivables from related parties and non-interest-bearing payables to related parties totaling $197,998.

The Company has contracted with entities affiliated through common ownership to receive and provide certain administrative and professional services.

The Company has contracted with an affiliate to sell participations in loans originated by the affiliate. For the year ended December 31, 2025, the Company is party to an expense-sharing agreement with CMH and affiliates that describes the allocation methodology for vendor services and certain back-office services that are shared amongst such affiliates.

7. **Leases**

The Company's lease agreements primarily cover office facilities and equipment and expire at various dates. The Company's leases are predominantly operating leases, which are included in right-of-use assets and lease liabilities on the Company's statement of financial condition. The Company's current lease arrangements expire in 2026, 2027 and 2030 and may include options to extend or terminate the lease. If the Company is reasonably certain to exercise options to renew, the options are considered in the lease term or the right-of-use asset and lease liabilities balances.

Colliers Securities LLC

Notes to Statement of Financial Condition

7. Leases (continued)

For leases with terms greater than twelve months, right-of-use assets and lease liabilities are recognized at the lease commitment date based on the present value of the future lease payments over the lease term. Such leases do not have readily determinable interest rates implicit in the lease, so the discount rate used to determine the present value of lease payments is the Company's incremental borrowing rate available to the Company.

Leases with an initial term of twelve months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition. Instead, the Company recognizes lease expense for these leases on a straight-line basis over the term of the lease.

As of December 31, 2025, the Company has recognized a right of use asset of $788,939 and a lease liability of $788,982. The weighted average remaining lease term was 5.33 years, and the weighted average discount rate was 4.21% for operating leases.

Future minimum lease commitments on an undiscounted basis for the Company's operating leases are as follows:

Years	Operating Leases
2026	$ 246,268
2027	198,011
2028	125,386
2029	90,568
2030 and Thereafter	227,510
Total undiscounted lease payments	887,743
Less: imputed interest	(98,761)
Net Lease liabilities	$ 788,982

8. Commitments and Contingencies

The Company promptly transmits all customer funds and securities to the Clearing Firm, is contingently liable for its customers' transactions, and has agreed in certain circumstances to indemnify the Clearing Firm for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2025, there were no customer balances maintained by the Clearing Firm subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

Notes to Statement of Financial Condition

8. Commitments and Contingencies (continued)

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to any such underwriting commitments that were open at December 31, 2025, and have subsequently settled, had no material effect on the accompanying financial statements

The Company may be a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The Company establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss, or range of loss, can be reasonably estimated. Such accruals, if any, would be included in accounts payable and other liabilities on the statement of financial condition and in other expenses on the statement of operations. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate the amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Company's management believes, based upon the facts that have developed to date that the outcome of such matters, although uncertain, will not have a material adverse effect on the financial condition or results of operations of the Company.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1. At December 31, 2025, the Company had net capital of $10,148,350, which was $9,898,350 in excess of its minimum net capital required.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

10. Retirement Plan

CMH has a 401(k) and profit-sharing plan in which all eligible employees of the Company may participate. The Company's retirement plan payable at December 31, 2025 was $380,802 which is included in accrued compensation and benefits on the statement of financial condition.

Notes to Statement of Financial Condition

11. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or Clearing Firm is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

All securities owned are pledged to the Clearing Firm on terms that permit it to sell or re-pledge the securities to others, subject to certain limitations. Securities owned held at the Clearing Firm collateralize securities sold, not yet purchased and amounts payable to the Clearing Firm and may serve to satisfy margin requirements. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

12. Furniture and Equipment

The following is a schedule of furniture and equipment as of December 31, 2025:

	Cost	Accumulated Depreciation	Net Fixed Assets
Furniture	$ 242,749	$ 203,738	$ 39,011
Equipment	122,414	91,058	31,356
Other	18,241	18,241	-
	$ 383,404	$ 313,037	$ 70,367

13. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including full-service brokerage services, underwriting, financial advisory, investment banking, economic research and other securities brokerage services. The Company derives revenue from providing these services to individual, institutional, corporate, and governmental clients primarily in the Midwest region of the United States.

Notes to Statement of Financial Condition

13. Segment Reporting (continued)

The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM") for purposes of segment reporting. The CODM uses net income to evaluate the operating results of the Company and to allocate resources, predominantly in the forecasting and budgeting process. In addition, the CODM monitors excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the brokerage services segment are the same as those described in the summary of significant accounting policies. The CODM's measure of segment assets is total assets as reported on the statement of financial condition. Other operating expenses include selling, general, and administrative expenses, brokerage and clearing fees, and occupancy and equipment. No individual customer makes up more than 10% of revenue.

14. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the Company's financial statements were available to be issued.